January 29, 2009
Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 3561
Washington, D.C. 20549

Re:	Blue Nile, Inc. (File No. 000-50763)
Form 10-K for the Fiscal Year Ended December 30, 2007
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter Ended June 29, 2008
Form 10-Q for the Fiscal Quarter Ended September 28, 2008
Dear Mr. Owings:
On behalf of Blue Nile, Inc. (the “Company”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 30, 2008, with respect to (i) the Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed by the Company with the Commission on February 27, 2008 (ii) the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on April 18, 2008 (iii) the Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2008, filed by the Company with the Commission on August 8, 2008 and (iv) the Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2008, filed by the Company with the Commission on November 7, 2008.
The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 30, 2007
Item 1. Business, page 3
1.	We note that in May 2007 you commenced operations at two new wholly-owned subsidiaries, Blue Nile Worldwide, Inc. and Blue Nile Jewellery, Ltd. On page 4 and in your Form 10-Qs filed for the fiscal quarters ended July 1, 2007 and September 30, 2007, you disclosed that Blue Nile Jewellery is a fulfillment center to serve your U.K. and E.U. customers. Please expand your discussion to include the business done and intended to be done by Blue Nile Worldwide. Refer to Item 101(a) and (c) of Regulation S-K.

In future periodic reports we will expand our discussion to include the business done and intended to be done by Blue Nile Worldwide. Specifically, in response to the Staff’s comments, we will include disclosures similar to the following:

In May 2007, the Company commenced operations at two new wholly-owned Subsidiaries, Blue Nile Worldwide, Inc. (“Worldwide”) and Blue Nile Jewellery, Ltd. (“Jewellery”). Worldwide offers diamond and fine jewelry products for sale to customers in the U.K. and the E.U. through the www.bluenile.co.uk website. Jewellery operates a customer service and fulfillment center in Dublin, Ireland to serve our U.K. and E.U. customers.
Blue Nile’s Product Offerings and Supplier Relationships, page 4
2.	Please expand your discussion to describe in detail the sources and availability of the materials you offer. For example, you specifically reference diamond suppliers, but there is no reference to suppliers of precious metals. You also state that you have strong supplier relationships and that your related agreements are usually multi-year arrangements. However, you do not disclose whether the arrangements cover all necessary supplies, when the arrangements expire and the number of suppliers with which you have established arrangements. Refer to Item 101(c)(1)(iii) of Regulation S-K.

In future periodic reports we will expand our discussion to provide more detail as to the sources and availability of our diamond and jewelry products that we offer for sale. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

Our merchandise consists of high quality diamonds and fine jewelry, with a particular focus on engagement diamonds and settings. Our online business model, combined with the strength of our supplier relationships, enables us to pursue a dynamic merchandising strategy. Our diamond supply relationships allow us to display suppliers’ diamond inventories on Blue Nile’s websites for sale to consumers without holding the diamonds in our inventory until the products are ordered by customers. We purchase polished diamonds from several dozen suppliers, which for the most part have long-standing relationships with us. We typically enter into multi-year agreements with diamond suppliers that provide for certain diamonds to be offered online to consumers exclusively through the Blue Nile websites. Our diamond supply agreements have expiration dates ranging from 2009 to 2013. Our diamond suppliers purchase rough and polished diamonds from sources throughout the world. Their ability to supply us with diamonds is dependent upon their ability to procure these diamonds.

We offer a broad range of fine jewelry products to complement our selection of high quality customized diamond jewelry. Our selection includes diamond, platinum, gold, pearl and sterling silver jewelry and accessories. Our fine jewelry assortment includes settings, wedding bands, earrings, necklaces, pendants, bracelets and watches. In the case of fine jewelry and watches, unlike most diamonds that we sell, we typically take products into inventory before they are ordered by our customers. Our fine jewelry and watches are purchased from over 40 manufacturers, most of which have long-standing relationships with us. We do not enter into long-term supply agreements with our fine jewelry and watch vendors. We do enter into purchase order agreements with suppliers of fine jewelry and watches. These purchase order agreements establish terms for quantity, price, payment and shipping. Additionally, we enter into operating agreements with these suppliers that include product quality requirements, product specifications and shipping procedures. We believe that our current suppliers are able to sufficiently meet our product needs and that there are alternative sources for most jewelry and watch items that we purchase.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 26
3.	Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that your net sales increase is primarily attributable to “growth in sales volumes” only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the volume increase. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In future periodic reports we will expand our discussion to describe the reasons underlying the change in our operating results and quantify the extent to which price versus volume changes contributed to the overall change in net sales. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

The increase in net sales in the year ended December 30, 2007 was primarily due to growth in sales volumes, nearly all due to an increase in the number of orders shipped to customers and, to a lesser extent, the average shipment value. We believe our marketing efforts to increase brand awareness, our transition to local currency on our UK and Canadian websites, and our continued efforts to expand our product selection and lower our retail prices all contributed to the increased order volumes for the year ended December 30, 2007.
Liquidity and Capital Resources, page 29
4.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your most recent Form 10-Q for the quarter ended September 28, 2008 discusses the difficult economic environment and the impact this may have on your sales. Discuss whether you expect that trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.
See Item 303 of Regulation S-K and SEC Release No. 33-8350.

In future periodic reports we will expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have a material impact on our liquidity and capital resources. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

Liquidity and Capital Resources

Recessionary economic cycles, investment and credit market conditions, unemployment levels and other economic factors impact consumer spending patterns. The extensive weakening of the U.S. and global economies in 2008 has had a significant impact on consumer spending, including the sale of luxury products such as jewelry. If the current challenging general economic conditions continue, we believe our revenue, cash flow from operations and net income will be negatively impacted and may decline from historical levels.

Our liquidity is primarily dependent upon our net cash from operating activities. Our net cash from operating activities is sensitive to many factors, including changes in working capital and the timing and magnitude of capital expenditures. Working capital at any specific point in time is dependent upon many variables, including our operating results, seasonality, inventory management and assortment expansion, the timing of cash receipts and payments and vendor payment terms.

As of September 28, 2008, our working capital totaled $3.7 million, including cash and cash equivalents of $26.6 million and inventory of $18.0 million, partially offset by accounts payable of $40.5 million.

Net cash of $32.5 million was used in operating activities for the year to date ended September 28, 2008, compared to net cash used in operating activities of $14.0 million for the year to date ended September 30, 2007. Net payment of payables totaled $45.4 million for the year to date ended September 28, 2008 and $26.3 million for the year to date ended September 30, 2007. Historically, we experience substantial cash flow from operations in our fourth quarter compared to other quarters, due to the significant increase in revenue from our holiday sales. In the first quarter, we generally have a significant pay down of our accounts payable balance that was built up during the fourth quarter holiday season. The volume of sales in the quarter ended December 30, 2007 was greater than the volume of sales in the quarter ended December 31, 2006, resulting in a higher net payment of payables in the year to date ended September 28, 2008 compared to the year to date ended September 30, 2007.

Net cash used in investing activities of $1.5 million for the year to date ended September 28, 2008 related primarily to purchases of property and equipment to support our operations. Net cash provided by investing activities of $16.3 million for the year to date ended September 30, 2007 related primarily to net proceeds from the sale of marketable securities of $19.8 million, partially offset by purchases of property and equipment of $3.6 million.

Our capital needs are generally minimal and include computer hardware and software to operate our websites, capital improvements to our leased warehouse and office facilities, and furniture and equipment. Additionally, we have the ability to reduce and/or delay capital investments in challenging economic conditions, without significant disruption to our business or operations. We do not anticipate significant growth in our capital expenditures for at least the next 12 months.

Net cash used in financing activities for the years to date ended September 28, 2008 and September 30, 2007 was $62.2 million and $6.6 million, respectively, related primarily to repurchases of Blue Nile, Inc. common stock, partially offset by proceeds from the exercise of stock options.

During the year to date ended September 28, 2008, we repurchased 1.6 million shares of our common stock for an aggregate purchase price of approximately $65.3 million. On July 27, 2006, our board of directors authorized the repurchase of up to $50 million of our common stock within the 24-month period following the approval date of the repurchase program. This repurchase authorization expired on July 27, 2008. On February 6, 2008, our board of directors authorized the repurchase of up to an additional $100 million of Blue Nile, Inc. common stock during the 24-month period following the approval date of such additional repurchase. As of September 28, 2008, approximately $84.7 million remains under this repurchase authorization. Since the inception of the buyback program in the first quarter of 2005 through September 28, 2008, we have repurchased 4.4 million shares for a total of $160.0 million. The shares may be repurchased from time to time in open market transactions or in negotiated transactions off the market. The timing and amount of any shares repurchased is determined by management based on our evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when we might otherwise be precluded from doing so under insider trading laws. We continually assess market conditions, our cash position, operating results, current forecasts and other factors when making decisions about stock repurchases.

We believe that our current cash, cash equivalents and marketable securities balances will be sufficient to meet our anticipated operating and capital expenditure needs for at least the next 12 months. We do not carry any long or short-term debt. However, projections of future cash needs and cash flows are subject to many factors and to uncertainty. We continually assess our capital structure and opportunities to obtain credit facilities, sell equity or debt securities, or undertake other transactions for strategic reasons or to further strengthen our financial position. However, there can be no assurance that additional equity, debt or other financing transactions will be available in amounts or on terms acceptable to us, if at all.
Exhibit 31
5.	We note that the word “fiscal” was deleted from subparagraph 4(d) of the certifications signed by Ms. Irvine and Mr. Easton. In future filings, please ensure that your certification appears exactly as set forth in Item 601(b)(31) of Regulation S-K.
In future periodic reports we will ensure that our certification appears exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 31
6.	We note that based on your Adjusted EBITDA performance for fiscal year 2007, the Compensation Committee established the executive bonus pool at 200 percent of the aggregate target bonus pool. We further note that each executive was awarded their cash incentive bonus, in part, tied to revenue growth, earnings per share and free cash flow. However, the numerical values of your Adjusted EBITDA, revenue growth, earnings per share and free cash flow for fiscal year 2007 are not disclosed within the compensation discussion and analysis. Please discuss how you determined the Adjusted EBITDA, revenue growth, earnings per share and free cash flow for fiscal year 2007 and please indicate the numerical value of each.

In response to the Staff’s comments, we intend to include disclosures similar to the following in future reports:

Blue Nile defines Adjusted EBITDA as net income before income taxes, other income, net, depreciation, amortization and stock-based compensation expense. Adjusted EBITDA for fiscal year 2007 was $29.9 million, which includes net income of $17.5 million plus income taxes of $9.1 million, depreciation and amortization of $1.8 million and stock-based compensation of $5.7 million, less other income, net of $4.2 million.

Net sales for fiscal years 2007 and 2006 were $319.3 million and $251.6 million, respectively, an increase of 26.9%. Diluted net income per share was $1.04 for fiscal year 2007. Net sales and diluted net income per share were calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Blue Nile defines free cash flow as net cash provided by operating activities less cash outflows for purchases of fixed assets, including internal use software and website development. Free cash flow for 2007 was $36.6 million, which is net cash provided by operating activities of $41.5 million, less purchases of fixed assets, including internal-use software and website development of $4.9 million.
Form 10-Q for the Fiscal Quarter Ended June 29, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
7.	We note on pages 13 and 15 you state that the company’s sales were impacted by “rising prices for diamonds and metals.” We also note a similar disclosure on page 12 of your Form 10-Q filed for the fiscal quarter ended March 30, 2008 that “gross profits will fluctuate based primarily on changes in product acquisition costs, product mix, and pricing decisions” (emphasis added). Please expand your discussion to address whether management believes the rising price for diamonds and metals is a trend that is reasonably likely to have a material effect on the company’s financial condition or results of operation. Refer to Item 303(a)(3) of Regulation S-K; Securities Release No. 33-6835 (May 18, 1989).

In future periodic reports we will expand our discussion to address whether management believes the rising price for diamonds and metals is a trend that is reasonably likely to have a material effect on the company’s financial condition or results of operation. Specifically, in response to the Staff’s comments, we will include disclosures similar to the following:

We purchase diamonds on a “just in time” basis from our suppliers when a customer places an order for a specific diamond. As diamond pricing in the overall market rises and falls, we adjust our retail prices to take these price changes into account. This results in us passing along price increases or decreases to consumers more quickly than traditional retailers that maintain larger inventories. As a result, our financial results can be impacted negatively in a rising price environment for diamonds. Similarly, we believe we are at a competitive advantage in a declining price environment for diamonds, as our business model allows us to pass on lower prices to consumers on a “real-time” basis more quickly than traditional retailers. World diamond prices increased throughout much of 2008.

Prices for precious metals, including gold, platinum and silver, rise and fall based upon global supply and demand dynamics. In making retail pricing decisions, we take into account fluctuations in the pricing of precious metals.

While prices for diamonds and precious metals increased for much of 2008, they began to decline in the latter part of 2008 as a result of lower demand caused by the global economic weakness. We anticipate that prices for diamonds and precious metals will continue to fluctuate based upon global supply and demand dynamics. We can not adequately predict the amount and timing of any such fluctuations.
* * * * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (206) 336-6834, or John Geschke at (650) 843-5757, if you have any questions or would like any additional information regarding these matters.
Sincerely,
/s/ Marc D. Stolzman
Marc D. Stolzman
Chief Financial Officer
Blue Nile, Inc.

cc:	Diane M. Irvine, CEO and President, Blue Nile, Inc.
Lauren Neiswender, General Counsel, Blue Nile, Inc.
John Geschke, Cooley Godward Kronish LLP
Chris Chase, Staff Attorney, Securities and Exchange Commission
Mara Ransom, Legal Branch Chief Securities and Exchange Commission